Subject to Completion
Preliminary Term Sheet
dated July 26, 2023

Filed Pursuant to Rule 433
Registration Statement No. 333-267182
(To Prospectus dated August 31, 2022,
Prospectus Supplement dated August 31, 2022 and
Product Supplement EQUITY INDICES BEAR STR-1
dated January 12, 2023)

| | | |
|---|---|---|
| Units<br>$10 principal amount per unit<br>CUSIP No. | Pricing Date*<br>Settlement Date*<br>Maturity Date* | August , 2023<br>August , 2023<br>August , 2024 |

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")



HSBC

# Bear Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index

- Automatically callable if the closing level of the Index on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, *is less than* or *equal to* the Starting Value
- In the event of an automatic call, the amount payable per unit will be:
  - [$11.600 to $11.650] if called on the first Observation Date
  - [$12.400 to $12.475] if called on the second Observation Date
  - [$13.200 to $13.300] if called on the final Observation Date
- If not called on the first two Observation Dates, a maturity of approximately one year
- If not called, the principal amount is subject to 1-to-1 downside exposure to *increases* in the Index, with up to 100% of the principal amount at risk. *You will lose all or a portion of your principal amount if the level of the Index on the final Observation Date is greater than the Starting Value*.
- All payments are subject to the credit risk of HSBC Bank plc
- No interest payments
- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"
- No listing on any securities exchange
- Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to the risk of exercise of any UK bail-in power (as described on page TS-3 of this document) by a relevant UK resolution authority. If HSBC Bank plc were to default on its payment obligations or become subject to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority, you might not receive all or part of any amounts owed to you under the notes. See "Consent to UK Bail-in Power" and "Risk Factors" in this document and "Risk Factors" in the accompanying prospectus supplement for more information

**The notes are being issued by HSBC Bank plc ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-7 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES BEAR STR-1.**

**The estimated initial value of the notes on the pricing date is expected to be between $9.24 and $9.74 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy.** See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-7 of this term sheet for additional information.

**Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between HSBC and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by any relevant UK resolution authority in relation to the notes. See "Consent to UK Bail-in Power" on page TS-3 of this document.**

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

| | Per Unit | Total |
|---|---|---|
| Public offering price(1) | $ 10.000 | $ |
| Underwriting discount(1) | $ 0.125 | $ |
| Proceeds, before expenses, to HSBC | $ 9.875 | $ |

(1) For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.975 per unit and $0.100 per unit, respectively. See "Supplement to the Plan of Distribution" below.

**The notes:**

| Are Not FDIC Insured | Are Not Covered by the UK Financial Services Compensation Scheme | May Lose Value |
|---|---|---|

**BofA Securities**

August , 2023

# Summary

The Bear Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index, due August , 2024 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities of HSBC and are not covered by the UK Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt, except for such debt as may be preferred by operation of law. Any payments due on the notes, including any repayment of principal, are subject to the credit risk of HSBC and to the risk of exercise of any UK bail-in power (as described herein) (or any other resolution measure) by a relevant UK resolution authority.** The notes will be automatically called at the applicable Call Amount if the closing level of the Market Measure, which is the S&P 500® Index (the "Index"), on any Observation Date is *equal to* or *less than* the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Call Amounts and the Call Premiums). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

# Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC Bank plc ("HSBC") |
| **Principal Amount:** | $10.00 per unit |
| **Term:** | Approximately one year, if not called on the first two Observation Dates |
| **Market Measure:** | The S&P 500® Index (Bloomberg symbol: "SPX"), a price return index |
| **Starting Value:** | The closing level of the Index on the pricing date |
| **Ending Value:** | The Observation Level of the Index on the final Observation Date |
| **Observation Level:** | The closing level of the Index on any Observation Date |
| **Observation Dates:** | On or about February , 2024, May , 2024 and August, 2024 (the final Observation Date), approximately six, nine, and twelve months after the pricing date.<br>The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement EQUITY INDICES BEAR STR-1. |
| **Call Level:** | 100% of the Starting Value |
| **Call Amounts (per Unit) and Call Premiums:** | [$11.600 to $11.650], representing a Call Premium of [16.00% to 16.50%] of the principal amount, if called on the first Observation Date;<br>[$12.400 to $12.475], representing a Call Premium of [24.00% to 24.75%] of the principal amount, if called on the second Observation Date; and<br>[$13.200 to $13.300], representing a Call Premium of [32.00% to 33.00%] of the principal amount, if called on the final Observation Date. The actual Call Amounts and Call Premiums will be determined on the pricing date. |
| **Call Settlement Dates:** | Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-19 of product supplement EQUITY INDICES BEAR STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date. |
| **Threshold Value:** | 100% of the Starting Value |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-14. |
| **Calculation Agent:** | BofA Securities, Inc. ("BofAS") and HSBC, acting jointly. |

# Payment Determination

## Automatic Call Provision:


Is the Observation Level less than or equal to the Call Level?
Yes
The notes will be called on the Observation Date and you will receive per unit the Call Amount, which is equal to:
$10 + the Call Premium
No
The notes will not be called. See "Redemption Amount Determination" below.

## Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

$$\$10 - \left[\$10 \times \left(\frac{\text{Ending Value} - \text{Threshold Value}}{\text{Starting Value}}\right)\right]$$

***Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is greater than the Starting Value. In no event will the Redemption Amount be less than zero.***

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY INDICES BEAR STR-1 dated January 12, 2023:
  https://www.sec.gov/Archives/edgar/data/1140465/000110465923003327/tm231383d21_424b5.htm

- Prospectus supplement dated August 31, 2022:
  https://www.sec.gov/Archives/edgar/data/1140465/000110465922096478/tm2223547d4_424b2.htm

- Prospectus dated August 31, 2022:
  https://www.sec.gov/Archives/edgar/data/1140465/000110465922096461/tm2223384-4_424b3.htm

*Our Central Index Key, or CIK, on the SEC website is 1140465.* Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES BEAR STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

# Consent to UK Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

Under the UK Banking Act 2009, as amended (the "Banking Act"), a relevant UK resolution authority may exercise a UK bail-in power in circumstances in which a relevant UK resolution authority is satisfied that the resolution conditions are met. These conditions include that a UK bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (as amended, the "FSMA") threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA).

The UK bail-in power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of HSBC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by a relevant UK resolution authority of such UK bail-in power. Each holder and each beneficial owner of the notes further acknowledges and agrees that the rights of holders and beneficial owners of the notes are subject to, and will be varied, if necessary, to give effect to, the exercise of any UK bail-in power by a relevant UK resolution authority.

For more information, please see "Risk Factors — Issuer-related Risks — You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority" in this document, and "Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power" in the accompanying prospectus and "Risk Factors — Risks Relating to All Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority," "— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities," "—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority," "— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes" and "— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes" in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

# Investor Considerations

**You may wish to consider an investment in the notes if:**

- You are a retail investor outside the EEA and the UK (each as defined below), or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, see "Supplement to the Plan of Distribution—Selling Restrictions" beginning on page TS-12 below.

- You anticipate that the closing level of the Index on at least one of the Observation Dates will be *less than* or *equal to* the Starting Value and, in that case, you accept an early exit from your investment.

- You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage decrease in the level of the Index is significantly greater than the applicable Call Premium.

- If the notes are not called, you accept that your investment will result in a loss, which could be significant.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-14.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

- You are willing and able to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

**The notes may not be an appropriate investment for you if:**

- You are a retail investor in the EEA or the UK as described under "Supplement to the Plan of Distribution—Selling Restrictions" beginning on page TS-12 below.

- You wish to make an investment that cannot be automatically called prior to maturity.

- You anticipate that the Observation Level will be greater than the Call Level on each Observation Date.

- You seek an uncapped return on your investment.

- You seek principal repayment or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

- You are unwilling or unable to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

# Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. **The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, Call Premiums, and term of your investment.** The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)  a Starting Value of 100.00;
2)  a Threshold Value of 100.00;
3)  a Call Level of 100.00;
4)  an expected term of the notes of approximately one year, if the notes are not called on the first two Observation Dates;
5)  a Call Premium of 16.250% of the principal amount if the notes are called on the first Observation Date; 24.375% if called on the second Observation Date; and 32.500% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and
6)  Observation Dates occurring approximately six, nine, and twelve months after the pricing date.

The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Index. For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the level of the Index will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

_Notes Are Called on an Observation Date_

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level on one of the Observation Dates is _less than_ or _equal to_ the Call Level. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

**Example 1** - The Observation Level on the first Observation Date is 80.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.6250 = $11.6250 per unit.

**Example 2** - The Observation Level on the first Observation Date is greater than the Call Level, but the Observation Level on the second Observation Date is 80.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.4375 = $12.4375 per unit.

**Example 3** - The Observation Levels on the first and second Observation Dates are greater than the Call Level, but the Observation Level on the third and final Observation Date is 80.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $3.2500 = $13.2500 per unit.

_Notes Are Not Called on Any Observation Date_

**Example 4** - The notes are not called on any Observation Date and the Ending Value is greater than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 150.00, the Redemption Amount per unit will be:

$$\$10 - \left[\$10 \times \left(\frac{150.00 - 100.00}{100.00}\right)\right] = \$5.00$$

## Summary of the Hypothetical Examples

| | Notes Are Called on an Observation Date | | | Notes Are Not Called on Any Observation Date |
| --- | --- | --- | --- | --- |
| | Example 1 | Example 2 | Example 3 | Example 4 |
| Starting Value | 100.00 | 100.00 | 100.00 | 100.00 |
| Call Level | 100.00 | 100.00 | 100.00 | 100.00 |
| Threshold Value | 100.00 | 100.00 | 100.00 | 100.00 |
| Observation Level on the First Observation Date | 80.00 | 110.00 | 110.00 | 110.00 |
| Observation Level on the Second Observation Date | N/A | 80.00 | 117.00 | 117.00 |
| Observation Level on the Final Observation Date | N/A | N/A | 80.00 | 150.00 |
| Return of the Index | -20.00% | -20.00% | -20.00% | 50.00% |
| Return of the Notes | 16.250% | 24.375% | 32.500% | -50.00% |
| Call Amount / Redemption Amount per Unit | $11.6250 | $12.4375 | $13.2500 | $5.000 |

# Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

**Structure-related Risks**

- If the notes are not called, you will lose up to 100% of the principal amount.

- Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable short position in the Index, or the stocks included in the Index. In contrast, a short position in the Index (or the securities included in the Index) would allow you to receive the full benefit of any decrease in the level of the Index (or those underlying securities).

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

**Issuer-related Risks**

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.

- You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority. See "Risk Factors—Structure-related Risks—You may lose some or all of your investment if any U.K. bail-in power (or any other resolution measure) is exercised by a relevant U.K. resolution authority" in product supplement EQUITY INDICES BEAR STR-1.

**Valuation- and Market-related Risks**

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

### Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

### Market Measure-related Risks

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

- You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S and BofAS) is included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

### Tax-related Risks

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-27 of product supplement EQUITY INDICES BEAR STR-1.

# The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC ("S&P" or the "Index sponsor").  The Index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled "Description of the Notes—Discontinuance of an Index" beginning on page PS-20 of product supplement EQUITY INDICES BEAR STR-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

**General**

The Index was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943, and it is sponsored by S&P. The Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the Index prior to July 31, 2017 may be represented by multiple share class lines in the Index. The Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com.

S&P intends for the Index to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days' notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $9.8 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) in the proposed constituent to float-adjusted market capitalization of that company should be at least 1.00 and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX (each, an "eligible exchange")); the proposed constituent has an investable weight factor ("IWF") of 10% or more; the inclusion of the company will contribute to sector balance in the Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the Index provided they meet the unadjusted company level market capitalization eligibility criteria for the Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the Index's unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet the financial viability or IWF criteria may still be added to the Index at the discretion of the Index Committee if the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P's discretion. S&P evaluates additions and deletions with a view to maintaining Index continuity.

For constituents included in the Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Index. If an Index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the Index at the discretion of the S&P Index Committee.

**Index Calculation**

The Index is calculated using a base-weighted aggregative methodology. This discussion describes the "price return" calculation of the Index. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The value of the Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Index times the number of shares of such stock included in the Index, and the denominator of which is the divisor, which is described more fully below. The "market value" of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the Index.

The Index is also sometimes called a "base-weighted aggregative index" because of its use of a divisor. The "divisor" is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks' share capital after the "base date" as described below. The level of the Index reflects the total market value of all index stocks relative to the index's base period of 1941-1943.

In addition, the Index is float-adjusted, meaning that the share counts used in calculating the Index reflect only those shares available to investors rather than all of a company's outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, "strategic holders"). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

**Index Maintenance**

In order to keep the Index comparable over time S&P engages in an index maintenance process. The Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the Index methodology to ensure the Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the Index, or investment and financial experts.

*The following graph shows the daily historical performance of the Index in the period from January 1, 2013 through July 21, 2023. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 21, 2023, the closing level of the Index was 4,536.34.*

**Historical Performance of the Index**



*This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.*

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

**License Agreement**

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("Standard & Poor's"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC. The Index is a product of S&P, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor's or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P's only relationship to HSBC is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P. The Index is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER

PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

# Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and

- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

**Selling Restrictions**

*Prohibition of sales to UK retail investors.* The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the "EUWA"); (ii) a customer within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended, the "FSMA") and any rules or regulations made under the FSMA to implement Directive 2016/97 (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

*Prohibition of sales to EEA retail investors.* The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive 2016/97 (EU) (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "EU PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

**Role of MLPF&S and BofAS**

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-7 of product supplement EQUITY INDICES BEAR STR-1.

# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale, call or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-27 of product supplement EQUITY INDICES BEAR STR-1.

# Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Strategic Accelerated Redemption Securities®" is a registered service mark of Bank of America Corporation, the parent company of MLPF&S and BofAS.